CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,500,000	$322.00

Pricing supplement no. 2048 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 3-I dated November 14, 2011	Registration Statement No. 333-177923 Dated January 8, 2014 Rule 424(b)(2)

$2,500,000
Contingent Buffered Step-Up Digital Notes Linked to the Performance of the Mexican Peso Relative to the European Union Euro due January 21, 2015

General

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The notes are designed for investors who seek a fixed return of either 3.00% or 11.70% depending on any appreciation of the Mexican peso relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate, and who anticipate that the Currency Return will be greater than or equal to the Contingent Buffer Percentage of -15.00%. Investors should be willing to forgo interest payments and, if the Currency Return is less than the Contingent Buffer Percentage of -15.00%, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 21, 2015†
—	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
—	The notes priced on January 8, 2014 and are expected to settle on or about January 13, 2014.

Key Terms

Reference Currency:	Mexican peso (MXN)
Base Currency:	European Union euro (EUR)
Contingent Buffer Percentage:	-15.00%
Payment at Maturity:

If the Mexican peso appreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate (i.e., the Currency Return is positive) and the Currency Return is equal to or greater than 3%, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the High Digital Return. Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × High Digital Return)

If the Mexican peso remains flat or appreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate (i.e., the Currency Return is zero or positive) and the Currency Return is less than 3%, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Low Digital Return. Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Low Digital Return)

If the Mexican peso depreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate (i.e., the Currency Return is negative) and the Currency Return is greater than or equal to the Contingent Buffer Percentage, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the Mexican peso depreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate (i.e., the Currency Return is negative) and the Currency Return is less than the Contingent Buffer Percentage, you will lose 1% of the principal amount of your notes for every 1% of decline in the Currency Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Currency Return)

If the Currency Return is less than the Contingent Buffer Percentage of -15.00%, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity.

High Digital Return:	11.70%, which reflects the maximum return on the notes. Accordingly, the maximum payment at maturity per $1,000 principal amount note is $1,117.00.
Low Digital Return:	3%
Currency Return:	Starting Spot Rate — Ending Spot Rate
Starting Spot Rate

In no event, however, will the Currency Return be less than -100%.

Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — The Method of Calculating the Currency Return Will Diminish Any Appreciation of the Reference Currency and Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this pricing supplement for more information.

Starting Spot Rate:	The Spot Rate on the pricing date, which was 17.7731 Mexican pesos per one European Union euro
Ending Spot Rate:	The arithmetic average of the Spot Rates on each of the Ending Averaging Dates
Original Issue Date (Settlement Date)	January 13, 2014
Ending Averaging Dates†:	January 9, 2015, January 12, 2015, January 13, 2015, January 14, 2015 and January 15, 2015
Maturity Date†:	January 21, 2015
CUSIP:	48126NTQ0
Other Key Terms	See “Additional Key Terms” on page PS-1 of this pricing supplement.
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 3-I

Investing in the Contingent Buffered Step-Up Digital Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 3-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$2,500,000	$25,000	$2,475,000
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on PS-43 of the accompanying product supplement no. 3-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $982.90 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 8, 2014

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 3-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

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CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Reference Currency (which is Mexico City, Mexico), (b) banking institutions in The City of New York and the principal financial center for the Reference Currency are not otherwise authorized or required by law, regulation or executive order to close and (c) the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET2”) is open, each as determined by the calculation agent.

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SPOT RATE — The Spot Rate on any relevant day is expressed as a number of Mexican pesos per one European Union euro and is equal to (a) the Mexican peso per one U.S. dollar exchange rate as reported by Reuters Group PLC (“Reuters”) on Reuters page WMRSPOT10 at approximately 4:00 p.m., Greenwich Mean Time, on that day, times (b) the U.S. dollar per one European Union euro exchange rate as reported by Reuters on page WMRSPOT05 at approximately 4:00 p.m., Greenwich Mean Time, on that day.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to “Reference Currency Return” in the accompanying product supplement will be deemed to refer to “Currency Return.” Notwithstanding anything to the contrary in the accompanying product supplement, all calculations with respect to the Starting Spot Rate, the Ending Spot Rate and any Spot Rate will be rounded to the nearest ten-thousandth, with five one-hundred thousandths rounded upward (e.g., 0.87655 would be rounded to 0.8766).

JPMorgan Structured Investments — Contingent Buffered Step-Up Digital Notes Linked to the Performance of the Mexican Peso Relative to the European Euro	PS-1

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Currency Return reflects the return of the Mexican peso relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Currency Return.” While the Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Currency Return,” there are other reasonable ways to determine the return of the Mexican peso relative to the European Union euro that would provide different results. For example, another way to calculate the return of the Mexican peso relative to the European Union euro would be to calculate the return that would be achieved by converting European Union euros into Mexican pesos at the Starting Spot Rate on the pricing date and then, over the Ending Averaging Dates, converting back into European Union euros at the Ending Spot Rate. In this pricing supplement, we refer to the return of the Mexican peso relative to the European Union euro calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Currency Return formula, any appreciation of the Mexican peso relative to the European Union euro will be diminished, as compared to a conversion return, while any depreciation of the Mexican peso relative to the European Union euro will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the Mexican peso relative to the European Union euro increases as the Currency Return increases, and the magnifying effect on any depreciation of the Mexican peso relative to the European Union euro increases as the Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The Spot Rate is expressed as the number of Mexican pesos per European Union euro. As a result, a decrease in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the Mexican peso has appreciated / strengthened relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate. This means that one Mexican peso could purchase more European Union euros over the Ending Averaging Dates than it could on the pricing date. Viewed another way, it would take fewer Mexican pesos to purchase one European Union euro over the Ending Averaging Dates than it did on the pricing date.

The following examples assume a Starting Spot Rate of 18.00 for the Mexican peso relative to the European Union euro.

Example 1: The Mexican peso strengthens from the Starting Spot Rate of 18.00 Mexican pesos per European Union euro to the Ending Spot Rate of 17.10 Mexican pesos per European Union euro.

The Currency Return is equal to 5.00%, calculated as follows:

(18.00 – 17.10) / 18.00 = 5.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be 5.26%.

Example 2: The Mexican peso strengthens from the Starting Spot Rate of 18.00 Mexican pesos per European Union euro to the Ending Spot Rate of 9.00 Mexican pesos per European Union euro.

The Currency Return is equal to 50.00%, calculated as follows:

(18.00 – 9.00) / 18.00 = 50.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be 100.00%. The payment at maturity will not reflect a return greater than the High Digital Return if the Mexican peso has appreciated relative to the European Union euro.

As Examples 1 and 2 above demonstrated, the diminishing effect on any appreciation of the Mexican peso relative to the European Union euro increases as the Currency Return increases.

Conversely, an increase in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the Mexican peso has depreciated / weakened relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate. This means that it would take more Mexican pesos to purchase one European Union euro over the Ending Averaging Dates than it did on the pricing date. Viewed another way, one Mexican peso could purchase fewer European Union euros over the Ending Averaging Dates than it could on the pricing date.

Example 3: The Mexican peso weakens from the Starting Spot Rate of 18.00 Mexican pesos per European Union euro to the Ending Spot Rate of 19.80 Mexican pesos per European Union euro.

The Currency Return is equal to -10.00%, calculated as follows:

(18.00 – 19.80) / 18.00 = -10.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be -9.09%.

Example 4: The Mexican peso weakens from the Starting Spot Rate of 18.00 Mexican pesos per European Union euro to the Ending Spot Rate of 36.00 Mexican pesos per European Union euro.

The Currency Return is equal to -100.00%, calculated as follows:

(18.00 – 36.00) / 18.00 = -100.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be -50.00%.

As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of the Mexican peso relative to the European Union euro increases as the Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments — Contingent Buffered Step-Up Digital Notes Linked to the Performance of the Mexican Peso Relative to the European Euro	PS-2

Selected Purchase Considerations

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FIXED APPRECIATION POTENTIAL IF THE CURRENCY RETURN IS POSITIVE — The notes provide the opportunity to earn a fixed return of either 3.00% or 11.70% depending on any appreciation in the Mexican peso relative to the European Union euro. If the Mexican peso appreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate (i.e., the Currency Return is greater than 3%), you will receive at maturity a return equal to the High Digital Return of 11.70%. Accordingly, the maximum payment at maturity per $1,000 principal amount note is $1,117.00. If the Mexican peso is flat or appreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate (i.e., the Currency Return is zero or positive) and the Currency Return is less than 3%, you will receive at maturity a return equal to the Low Digital Return of 3.00%. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Mexican peso remains flat or appreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate (i.e., the Currency Return is zero or positive) or if the Mexican peso depreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate (i.e., the Currency Return is negative) and the Currency Return is not less than the Contingent Buffer Percentage of -15.00%. If the Mexican peso depreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate and the Currency Return is less than the Contingent Buffer Percentage of -15.00%, you will lose 1% of the principal amount of your notes for every 1% of decline in the Currency Return. Accordingly, under these circumstances, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity.

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RETURN DEPENDENT ON THE MEXICAN PESO VERSUS THE EUROPEAN UNION EURO — The return on the notes is dependent on the performance of the Mexican peso, which we refer to as the Reference Currency, relative to the European Union euro, which we refer to as the Base Currency, and will vary based on changes in the value of the Mexican peso relative to the European Union euro as described under “Key Terms” in this pricing supplement. Please see “How Do Exchange Rates Work?”, “Selected Risk Considerations — The Method of Calculating the Currency Return Will Diminish Any Appreciation of the Reference Currency and Magnify Any Depreciation of the Reference Currency Relative to the European Union euro” and “The Spot Rate of the Mexican peso Does Not Reflect the Mexican peso per European Union euro Exchange Rate Directly” in this pricing supplement for more information.

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TAX TREATMENT — In determining our reporting responsibilities, we intend to treat the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments, as described in the section entitled “Material U.S. Federal Income Tax Consequences – Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 3-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected.

No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Assuming that “open transaction” treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). Ordinary foreign currency losses are potentially subject to certain reporting requirements. However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

The IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the notes could be treated as contingent payment debt instruments (which might be viewed as denominated either in U.S. dollars or in Mexican pesos), in which case you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity, and no Section 988 Election would be available. In particular, in 2007 the IRS issued a revenue ruling holding that a financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in some respects from the instrument described in the revenue ruling. If the revenue ruling were applied to the notes, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require

JPMorgan Structured Investments — Contingent Buffered Step-Up Digital Notes Linked to the Performance of the Mexican Peso Relative to the European Euro	PS-3

investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Mexican peso, the European Union euro or the exchange rate between the Mexican peso and European Union euro or any contracts related to the Mexican peso, the European Union euro or the exchange rate between the Mexican peso and the European Union euro. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 3-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Mexican peso relative to the European Union euro and whether, and the extent to which, the Currency Return is positive or negative. If the Mexican peso depreciates relative to the European Union euro (i.e., the Currency Return is negative) and the Currency Return is less than the Contingent Buffer Percentage of -15.00%, you will lose 1% of the principal amount of your notes for every 1% of decline in the Currency Return. Accordingly, under these circumstances, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change inour creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE HIGH DIGITAL RETURN — If the Mexican peso appreciates relative to the European Union euro (i.e., the Currency Return is positive), for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the High Digital Return of 11.70%, regardless of the appreciation in the Mexican peso relative to the European Union euro, which may be significant.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 3-I for additional information about these risks.

For example, one of the duties of JPMS, as calculation agent, involves determining the Starting Spot Rate in the manner set forth on the cover page of this pricing supplement. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date.

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THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Currency Return is less than the Contingent Buffer Percentage, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Mexican peso relative to the European Union euro. Because the Ending Spot Rate will be determined based on the arithmetic average of the Spot Rates on each of the Ending Averaging Dates near the end of the term of the notes, the Spot Rate at the maturity date or at other times during the term of the notes could be at a level such that the Currency Return, if calculated using the Spot Rate on such date instead of the Ending Spot Rate, would be at or above the Contingent Buffer Percentage. This difference could be particularly large if there is a significant decrease in the Spot Rate during the later portion of the term of the notes or if there is significant volatility in the Spot Rate during the term of the notes, especially on dates near the Ending Averaging Dates.

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JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the

JPMorgan Structured Investments — Contingent Buffered Step-Up Digital Notes Linked to the Performance of the Mexican Peso Relative to the European Euro	PS-4

notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Currency Return, including:

—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the exchange rates and the volatility of the exchange rates of the Mexican peso relative to the U.S. dollar and of the U.S. dollar relative to the European Union euro;
—	suspension or disruption of market trading in the Mexican peso, the European Union euro or the U.S. dollar;
—	the time to maturity of the notes;
—	interest and yield rates in the market generally; and
—	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

—

THE METHOD OF CALCULATING THE CURRENCY RETURN WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCY AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE EUROPEAN UNION EURO — The Currency Return reflects the return of the Mexican peso relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Currency Return.” While the Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Currency Return,” there are other reasonable ways to determine the return of the

JPMorgan Structured Investments — Contingent Buffered Step-Up Digital Notes Linked to the Performance of the Mexican Peso Relative to the European Euro	PS-5

Mexican peso relative to the European Union euro that would provide different results. For example, another way to calculate the return of the Mexican peso relative to the European Union euro would be to calculate the return that would be achieved by converting European Union euros into Mexican pesos at the Starting Spot Rate on the pricing date and then, over the Ending Averaging Dates, converting back into European Union euros at the Ending Spot Rate. In this pricing supplement, we refer to the return on the Mexican peso relative to the European Union euro calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Currency Return formula, any appreciation of the Mexican peso relative to the European Union euro will be diminished, as compared to a conversion return, while any depreciation of the Mexican peso relative to the European Union euro will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of the Mexican peso relative to the European Union euro, which we refer to as an embedded variable decelerating upside leverage, increases as the Currency Return increases. The magnifying effect on any depreciation of the Mexican peso relative to the European Union euro, which we refer to as an embedded variable downside leverage, increases as the Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates Work?” in this pricing supplement for more information.

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THE SPOT RATE OF THE MEXICAN PESO DOES NOT REFLECT THE MEXICAN PESO PER EUROPEAN UNION EURO EXCHANGE RATE DIRECTLY — The Spot Rate of the Mexican peso is calculated as (a) the Mexican peso per U.S. dollar exchange rate times (b) the U.S. dollar per one European Union euro exchange rate. Accordingly, the Spot Rates do not reflect the Mexican peso per European Union euro exchange rate directly. As a result, the notes are subject to currency exchange risks with respect to the U.S. dollar. See “— The Notes Are Subject to Currency Exchange Risk” below.

—

THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Mexican peso or contracts related to the Mexican peso for which there is an active secondary market.

—

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Mexican peso, the European Union euro or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Mexico, the European Union, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

—	existing and expected rates of inflation;
—	existing and expected interest rate levels;
—	the balance of payments in Mexico, the European Union and the United States, and between each country and its major trading partners;
—	political, civil or military unrest in Mexico, the European Union and the United States; and
—	the extent of governmental surplus or deficit in Mexico, the European Union and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Mexico, the European Union and the United States, and those of other countries important to international trade and finance.

—

GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Mexican peso, the European Union euro and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

—

BECAUSE THE REFERENCE CURRENCY IS AN EMERGING MARKETS CURRENCY, THE VALUE OF THE NOTES IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Mexican peso, which is an emerging markets currency, relative to the European Union euro. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Mexico or its currency, may increase volatility or adversely affect the Currency Return and the value of your notes.

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EVEN THOUGH THE REFERENCE CURRENCY, THE EUROPEAN EURO AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Mexican peso, the European Union euro and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally,

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there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

—

CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the European Union and United States governments and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Mexican peso relative to the European Union euro (or the value of the Mexican peso relative to the U.S. dollar and the value of the U.S. dollar relative to the European Union euro). Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

—

CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.

—	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.

—

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments — Contingent Buffered Step-Up Digital Notes Linked to the Performance of the Mexican Peso Relative to the European Euro	PS-7

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes a Starting Spot Rate of 18.00 and reflects the High Digital Return of 11.70%, the Low Digital Return of 3.00% and the Contingent Buffer Percentage of -15.00%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Currency Return	Total Return
3.6000	80.00%	11.70%
6.3000	65.00%	11.70%
9.0000	50.00%	11.70%
10.8000	40.00%	11.70%
12.6000	30.00%	11.70%
14.4000	20.00%	11.70%
15.3000	15.00%	11.70%
16.2000	10.00%	11.70%
17.1000	5.00%	11.70%
17.4600	3.00%	11.70%
17.4618	2.99%	3.00%
17.8200	1.00%	3.00%
18.0000	0.00%	3.00%
18.1800	-1.00%	0.00%
18.9000	-5.00%	0.00%
19.8000	-10.00%	0.00%
20.7000	-15.00%	0.00%
20.7018	-15.01%	-15.01%
21.6000	-20.00%	-20.00%
23.4000	-30.00%	-30.00%
25.2000	-40.00%	-40.00%
27.0000	-50.00%	-50.00%
28.8000	-60.00%	-60.00%
30.6000	-70.00%	-70.00%
32.4000	-80.00%	-80.00%
34.2000	-90.00%	-90.00%
36.0000	-100.00%	-100.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 18 to an Ending Spot Rate of 17.82. Because the Currency Return is positive and the Currency Return of 1.00% is less than 3%, the investor is entitled to receive the Low Digital Return of 3% and receives a payment at maturity of $1,030 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 3.00%) = $1,030

Example 2: The Reference Currency appreciates from the Starting Spot Rate of 18 to an Ending Spot Rate of 16.20. Because the Currency Return is positive and the Currency Return of 10% is greater than 3%, the investor is entitled to receive the High Digital Return of 11.70% and receives a payment at maturity of $1,117 per $1,000 principal amount note, the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 × 11.70%) = $1,117

Example 3: The Reference Currency appreciates from the Starting Spot Rate of 18 to an Ending Spot Rate of 10.80. Because the Currency Return of 40% is greater than 3%, the investor is entitled to receive only the High Digital Return of 11.70% (which is less than the Currency Return) and receives a payment at maturity of $1,117 per $1,000 principal amount note, the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 × 11.70%) = $1,117

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Example 4: The Reference Currency depreciates from the Starting Spot Rate of 18 to an Ending Spot Rate of 19.80. Although the Currency Return is negative, because the Currency Return of -10% is not less than the Contingent Buffer Percentage of -15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 5: The Reference Currency depreciates from the Starting Spot Rate of 18 to an Ending Spot Rate of 25.20. Because the Currency Return is -40%, which is less than the Contingent Buffer Percentage of -15.00%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

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Historical Information

The following graph shows the historical weekly performance of the Mexican peso relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of Mexican pesos that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg Financial Markets, from January 2, 2009 through January 3, 2014. The exchange rate of the Mexican peso relative to the U.S. dollar, as shown on Bloomberg Financial Markets, on January 8, 2014 was 17.8329.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Currency Return. The Currency Return increases when the Mexican peso appreciates in value against the European Union euro.

The Spot Rate on January 8, 2014 was 17.7731, calculated in the manner set forth under “Key Terms — Spot Rate” on PS-1 of this pricing supplement. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on any Ending Averaging Date. We cannot give you assurance that the performance of the Mexican peso relative to the European Union euro will result in the return of any of your principal.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Mexican peso versus the European Union euro” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-24 of the accompanying product supplement no. 3-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

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